Ranger Energy Services, Inc.

800 Gessner Street, Suite 1000

Houston, Texas 77024

August 8, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:          Ranger Energy Services, Inc.

Registration Statement on Form S-1
File No. 333-218139

Ladies and Gentlemen:

As the representatives of the underwriters of Ranger Energy Services, Inc.’s (the “Company”) proposed initial public offering of up to 5,750,000 share of Class A common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m., Washington, D.C. time, on August 10, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated August 1, 2017 through the date hereof:

Preliminary Prospectus dated August 1, 2017:

2,420 copies to prospective underwriters, institutional investors, dealers and others.

In addition, the Issuer Free Writing Prospectus dated August 2, 2017 is being distributed to all underwriters, institutional investors, dealers and others who received the Preliminary Prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
PIPER JAFFRAY & CO.
WELLS FARGO SECURITIES, LLC
As representatives of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Blake London
Name:	Blake London
Title:	Director

PIPER JAFFRAY & CO.

By:	/s/ Ira H. Green, Jr.
Name:	Ira H. Green, Jr.
Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name:	David Herman
Title:	Director

Signature Page to Acceleration Request Letter